

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via E-mail
Mr. Steven P. Alsene
Chief Financial Officer
Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, Florida 32804

> **Re: Rotech Healthcare Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 10, 2012**
> **File No. 000-50940**

Dear Mr. Alsene:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Liquidity and Capital Resources, page 25

1.   We note your cash balance has decreased to approximately $12 million at June 30, 2012 from approximately $30 million at December 30, 2011. We also note your disclosure on page 7 that you are highly leveraged and that you believe cash from operations, cash on hand and your revolving credit facility will be sufficient to meet your working capital needs during the next 12 months. Considering your (i) high leverage, (ii) current credit rating and (iii) cash generated from operations, cash expended for property and equipment ($23.9 million through June 30, 2012) along with other investing and

financing outflows, please expand your liquidity and capital resources disclosure to more thoroughly discuss and quantify your total expected uses of cash (e.g., capital expenditures) over the next 12 months and the sources of cash that support your conclusion. Please also address how your business will be affected if your liquidity needs are not fully satisfied. Please refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which can be located at our website at http://www.sec.gov/rules/interp/33-8350.htm.

2.   We note your disclosure that you have $10 million available in your revolving credit facility. We also note the existence of a maximum leverage ratio threshold that limits your ability to draw from this facility. Considering your reliance on the revolving credit facility, among other sources, to fund your operations, please provide us with a sensitivity analysis showing us how changes in your leverage would affect your ability to draw on this facility.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Acountant
Office of Beverages, Apparel, and
Mining